Exhibit (a)(1)(vi)

IMMEDIATE ATTENTION REQUIRED

November 8, 2011

RE:	Crescent State Bank Employees’ 401(k) Plan
Crescent Financial Corporation Tender Offer

Dear Participant:

The enclosed tender offer materials and Instruction Form require your immediate attention. Our records reflect that, as a participant in the Crescent State Bank Employees’ 401(k) Plan (the “401(k) Plan”), a number of shares of Crescent Financial Corporation are allocated to your account under the 401(k) Plan. You are being asked to provide direction on how to respond to the tender offer, as explained more fully below.

The 401(k) Plan is the owner of record of the Crescent Financial Corporation shares credited to your account under the 401(k) Plan. As such, only the 401(k) Plan trustees can tender the Crescent Financial Corporation shares held by the 401(k) Plan. However, pursuant to the terms of the 401(k) Plan, you have the right to direct the trustees with respect to tendering the shares allocated to your account. To maintain confidentiality, you will provide instructions to a third-party tabulator, MVP Plan Administrators, Inc. (the “Tabulator”). The Tabulator has been specially appointed to receive your instructions and then direct the 401(k) Plan trustees to tender the shares in accordance with your instructions.

You may tender all or a part of the shares of Crescent Financial Corporation (Crescent Financial Bancshares, Inc., following the reincorporation of Crescent Financial Corporation as a Delaware corporation, as explained below) attributable to your individual account under the 401(k) Plan. In order to tender shares, you must complete the enclosed Instruction Form and return it to the Tabulator, in the enclosed envelope, by fax to (919) 465-2210, by email to crescent401k@mvpplanadmin.com, or by regular or registered mail or overnight courier to:

MVP Plan Administrators, Inc.

15300 Weston Parkway, Suite 106

Cary, NC 27513

The method of delivery of the completed Instruction Form is at your option and risk. If you send your Instruction Form by fax or email, you should maintain confirmation of delivery. If you choose to deliver the Instruction Form by mail, we recommend that you use registered mail with return receipt requested, and that you allow sufficient time to assure delivery.

The Offer. Enclosed for your consideration is an Offer to Purchase, for cash, dated November 8, 2011 (the “Offer to Purchase”), and the related letter of transmittal (“Letter of Transmittal”) and Tender Offer Statement on Schedule TO (the “Schedule TO”) (which, together with amendments or supplements thereto, collectively constitute the “Offer”) relating to the Offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), to purchase up to 6,442,105 shares of common stock, par value $1.00 per share, of Crescent Financial Corporation, a North Carolina corporation (“Crescent NC”), at a price of $4.75 net per share in cash, without interest and less applicable withholding taxes. After commencement of the tender offer and prior to its expiration, Crescent NC will reincorporate as a Delaware corporation (the “Reincorporation”) through a merger of Crescent NC with and into a newly formed Delaware corporation organized as a subsidiary of Crescent NC, with the newly formed Delaware corporation as the surviving corporation continuing the business of Crescent NC under the name Crescent Financial Bancshares, Inc. (“Crescent DE”). As a result of the Reincorporation, the Crescent NC Shares will automatically be converted into shares of common stock, par value $0.001 per share, of Crescent DE (the “Crescent DE Shares”). References to “Shares” hereinafter means the Crescent NC Shares prior to the completion of the Reincorporation and the Crescent DE Shares after the completion of the Reincorporation, and references to “Crescent Financial” refer to Crescent NC prior to completion of the Reincorporation and Crescent DE thereafter.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction where it would be illegal to do so. However, the Purchaser may, at its discretion, take any actions necessary for it to make the Offer to holders in any such jurisdiction.

Proration.    If more than 6,442,105 Shares are validly tendered prior to the Expiration Date (as defined below), and not properly withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 6,442,105 Shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of Shares validly tendered by the Expiration Date and not properly withdrawn. If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn (including due to tenders pursuant to the guaranteed delivery procedures), the Purchaser may not be able to announce the final proration percentage or commence payment for any shares purchased under the Offer immediately following the expiration of the Offer. In such cases, it could be approximately five business days after the Expiration Date before the Purchaser is able to commence payment for the tendered Shares. Preliminary results of proration will be announced by press release promptly following the Expiration Date. All Shares not accepted for payment will be returned to your account under the 401(k) Plan as soon as administratively possible after the expiration or termination of the Offer and reconciliation of the purchase transaction.

Conditions of the Offer.    The Offer is subject to conditions, including, among other things: (i) the consummation of the transactions contemplated by the Investment Agreement, dated as of February 23, 2011, as amended and as it may be further amended from time to time, (ii) the absence of any restraining order, injunction, ruling or similar legal restraint issued by a governmental authority restraining, prohibiting or preventing the consummation of the Offer, (iii) certain required regulatory approvals remaining in full force and effect, and not having been granted with any conditions burdening Purchaser or its affiliates, and (iv) there shall not have occurred a Material Adverse Effect (as defined in Section 10 (“The Investment Agreement; Other Agreements”) of the Offer to Purchase) upon Crescent Financial since February 23, 2011. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 14 (“Conditions of the Offer”) of the Offer to Purchase. The Offer is not conditioned on the tender of any minimum number of Shares or the receipt of financing.

Expiration of the Offer.    The Offer and withdrawal rights expire at 5:00 p.m., New York City time, on December 7, 2011 (the “Expiration Date”), unless the Offer is extended by the Purchaser, in which event the term “Expiration Date” shall mean the latest time at which the Offer, as so extended by the Purchaser, will expire. However, your Instruction Form must be received by the Tabulator no later than 5:00 p.m., New York City time, on November 30, 2011, to allow ample time for the Tabulator to direct the Trustees (as defined below) in accordance with your instructions.

Tendering Shares Allocated to Your Account in the 401(k) Plan. Under the terms of the 401(k) Plan, you have the right to decide whether to tender all or a portion of the Shares held for your account in the 401(k) Plan (the “Allocated Shares”). If you choose to tender all or a portion of your Allocated Shares, you must provide your instructions to the Tabulator. The Tabulator will then tabulate all participant directions received and direct the trustees of the 401(k) Plan, Michael G. Carlton and Bruce W. Elder (the “Trustees”), to tender the Shares held by the 401(k) Plan according to such participant directions. Because the Trustees are the owner of record of the Shares held by the 401(k) Plan, only they can tender such Shares. Providing your instructions through the Tabulator allows you to provide your directions to the Trustees on a confidential basis. The Letter of Transmittal accompanying the materials included with this Letter is furnished to you for your information only and cannot be used to tender your Allocated Shares. You must use the special Instruction Form for participants in the 401(k) Plan in order for your tender election to be valid.

Confidentiality.    Your decision whether or not to tender your Allocated Shares will be kept confidential and will not be provided to Crescent NC, Crescent DE, Crescent State Bank, or the Trustees. Your instructions will be delivered to the Tabulator, who will tabulate participant directions and provide them directly to the Trustees.

Procedure for Directing Trustee.    Enclosed is an Instruction Form which should be completed and returned to the Tabulator. If you do not properly complete and return the Instruction Form by the deadline specified below, your Allocated Shares will be considered NOT TENDERED. To properly complete your Instruction Form, specify the number of shares allocated to your account under the 401(k) Plan that you wish to tender. If you return the Instruction Form and do not specify the number of shares to be tendered, it will be assumed that you wish to tender all Shares allocated to your account under the 401(k) Plan.

DESPITE ANY DEADLINES SET FORTH IN OTHER TENDER OFFER MATERIALS YOU RECEIVE, THE TABULATOR MUST RECEIVE YOUR INSTRUCTION FORM BY NOVEMBER 30, 2011 (UNLESS THE OFFER IS EXTENDED), TO PROVIDE THE TABULATOR WITH AMPLE TIME TO TABULATE THE INSTRUCTIONS RECEIVED AND TO DIRECT THE TRUSTEES WITH RESPECT TO SUCH INSTRUCTIONS. INSTRUCTION FORMS RECEIVED AFTER THAT DATE WILL BE TREATED AS NOT RETURNED.

Withdrawal Rights.    Your direction will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on November 30, 2011, unless the tender offer is extended. In order to make an effective withdrawal, you must submit a new Instruction Form in accordance with the delivery instructions set forth above. A new Instruction Form may be obtained by calling the Tabulator at (919) 465-2220, extension 106. Upon delivery of a new, completed, and signed Instruction Form to the Tabulator by the deadline specified above, your previous direction will be deemed canceled and replaced by your new direction. To totally revoke a previous tender, submit a new Instruction Form with a “0” in the space available for specifying the number of shares you wish to tender. The last Instruction Form received by the Tabulator that is properly executed will be considered the controlling valid direction.

Investment of Proceeds.    For any Shares in the 401(k) Plan that are tendered and purchased by the Purchaser, the Purchaser will pay cash to the 401(k) Plan. INDIVIDUAL PARTICIPANTS WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE 401(k) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE 401(k) PLAN.

The Trustees will invest the sale proceeds received with respect to tendered Shares accepted by the tender offer attributable to your account in the 401(k) Plan as soon as administratively possible after receipt of the sale proceeds. The sale proceeds, when received, will be invested in the Schwab Investor Money fund within each participant’s 401(k) Plan account. Once credited to that fund, each participant will have the ability to redirect those proceeds to another investment option without incurring a redemption charge. It is anticipated that the processing of sale proceeds to participant accounts will be completed during the week following the week in which the Trustees receive the reconciled sale proceeds. Unfortunately, a specific date to finalize the tender transaction in participant accounts cannot be determined at this time.

Keeping Your Shares in the 401(k) Plan.    If you do not wish to tender your Shares held in the 401(k) Plan, you do not need to take any action.

Tendering Shares NOT Held in the 401(k) Plan.    If you desire to tender any Shares other than Shares allocated to your account under the 401(k) Plan, you must properly complete and duly execute a Letter of Transmittal for such Shares and deliver such Letter of Transmittal to the Depositary (as defined in the Offer). THE TRUSTEES CANNOT INCLUDE NON-401(k) PLAN SHARES IN ITS LETTER OF TRANSMITTAL.

Further Information.    If you require additional information concerning the terms and conditions of the tender offer, please call Innisfree M&A Incorporated, the information agent, at the contact information set forth on the back cover of the Offer to Purchase.

For more information about the effect of the tender offer on your account under the 401(k) Plan, please contact MVP Plan Administrators, Inc. at (919) 465-2220, extension 106.

Sincerely,

Crescent State Bank

Plan Administrator,

Crescent State Bank Employees’ 401(k) Plan

INSTRUCTION FORM FOR PARTICIPANTS IN THE

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN

With Respect To The Offer to Purchase

for Cash

Up to 6,442,105 Shares of Common Stock

of

Crescent Financial Corporation

and

Crescent Financial Bancshares, Inc.

Before completing this Instruction Form, please read carefully the Letter from Crescent State Bank in its capacity as “Plan Administrator” of the Crescent State Bank Employees’ 401(k) Plan and the accompanying Offer to Purchase and all other enclosed materials.

To:	MVP Plan Administrators, Inc.
15300 Weston Parkway, Suite 106
Cary, NC 27513
Attn: Bev Davis or Kelly Musico

From:
Name of 401(k) Plan Participant

ACKNOWLEDGEMENT

The undersigned acknowledges receipt of the Letter from the Plan Administrator and the accompanying Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with amendments or supplements thereto, collectively constitute the “Offer”) relating to the Offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation, to purchase up to 6,442,105 shares of common stock, par value $1.00 per share (the “Shares”), of Crescent Financial Corporation, a North Carolina corporation, which shall be reincorporated as Crescent Financial Bancshares, Inc., a Delaware corporation, after commencement of the Offer and prior to the Offer’s expiration (collectively, Crescent Financial Corporation and Crescent Financial Bancshares, Inc. are “Crescent Financial”), upon the terms and subject to the conditions set forth in the Offer.

INSTRUCTION

I hereby instruct MVP Plan Administrators, Inc., on behalf of myself, to instruct Michael G. Carlton and Bruce W. Elder, as Trustees of the 401(k) Plan, to tender, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, a copy of which I have received and read, the indicated number of Shares or, if no number is indicated, all Shares, allocated to my account under the 401(k) Plan. I understand that my instructions will be kept confidential from Crescent Financial.

Number Of Shares to Be Tendered(1):

                             Shares

SIGN HERE

Signature:

Please Type or Print Name:

Please Type or Print Address:

Area Code and Telephone Number:

Social Security Number:

Dated: , 2011

(1)	Unless otherwise indicated, it will be assumed that all Shares held for your account under the 401(k) Plan are to be tendered. If you desire to tender all Shares held for your account, you need not enter any response in the blank for the “Number of Shares to be Tendered.”